

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2011

Via Email
James G. Pratt
Treasurer, Secretary and Chief Financial Officer
Hills Bancorporation
131 Main Street
Hills, IA 52235

> **Re:** **Hills Bancorporation**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed July 5, 2011**
> **File No. 333-174149**

Dear Mr. Pratt:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3/A filed July 5, 2011

General

1. Please revise the prospectus cover page and the risk factor entitled, "The trading in our shares of common stock is limited," to clarify that your common stock is quoted on the OTCQB and briefly explain how the OTCQB differs from the OTCBB.

2. Provide the staff with your analysis supporting your conclusion that this offering can proceed without an escrow of the funds submitted by subscribers.

Risk Factors, page 6

3. Revise this risk factor to clarify that there is no minimum offering amount, and therefore anyone who purchases securities in this offering may be investing in a company that has substantially the same capital as before the offering.

The Offering, page 11

4. We note your response to prior comment 2 and your revisions to this section. Revise this section to identify the procedures that you will follow after a subscription is "accepted" by Hills Bancorporation. In particular, please describe the procedures, including expected timing, for issuing common stock of "accepted" subscriptions. Consider risk factors disclosure regarding potential material changes that might occur after a subscription is "accepted" but before the investor has received the stock and therefore has investment control over the securities. Also, please clarify how subscription funds will be held prior to acceptance and confirm that if a subscription is not accepted, the funds will be returned promptly.

5. Please confirm that by "significant" you mean, at the minimum a fundamental change or a material change to the plan of distribution. Please refer to Item 512 of Regulation S-K.

Exhibit 5.1

6. We note the second and third sentences of the last paragraph. Counsel may limit reliance on the opinion with regard to purpose, but not person. Please arrange for counsel to revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Martin D. Werner, Esq.
Thomas C. Blank, Esq.
Shumaker, Loop & Kendrick, LLP